 Filed Pursuant to Rule 424(b)(3)

File No. 333-240039

FLAT ROCK CORE INCOME FUND

SUPPLEMENT NO. 1, DATED JUNE 10, 2022

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 29, 2022

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 29, 2022, relating to the Fund’s offering of unlimited common shares of beneficial interest.

Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce an amendment to the Fund’s Loan Agreement and the appointment of a new Chief Compliance Officer.

AMENDMENT TO THE LOAN AGREEMENT

On June 2, 2022, the Fund entered into an amendment to its Loan and Security Agreement (the “Amendment”) related to the Fund’s revolving line of credit (the “Credit Facility”). Under the Amendment, the Credit Facility was increased to $75 million from $45 million, and Synovus Bank and Woodforest National Bank were added as lenders to the Credit Facility, joining Georgia Banking Company. Cadence Bank, N.A. continues to serve as administrative agent for the Credit Facility.

CHIEF COMPLIANCE OFFICER

On May 24, 2022, at a meeting of the Board of Trustees of the Fund (the “Board”), the Board appointed Mr. Chica to serve as Chief Compliance Officer of the Fund. Immediately prior to Mr. Chica’s appointment, Ryan Ripp resigned his position as Chief Compliance Officer of the Fund. Mr. Ripp’s resignation was not due to any disagreements with management of the Fund or the operations, policies or practices of the Fund. Mr. Ripp remains the Chief Financial Officer of the Fund.

All references to Mr. Ripp in his capacity as Chief Compliance Officer in the prospectus and statement of additional information should be disregarded. As of the date hereof, Mr. Chica does not own any shares of the Fund.

The table entitled “Interested Trustee and Officers” under the section “Management of the Fund” in the statement of additional information is replaced in its entirety, as follows:

Interested Trustee and Officers

Name, Address* and Year of Birth	Position(s) Held with Fund; Term of Office** and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held in the Past 5 Years
Robert K. Grunewald* (1962)	President, Chief Executive Officer and Trustee, Since 2020	Chief Executive Officer, Founder, Flat Rock Global LLC (2016 to present); President and Chief Executive Officer of Flat Rock Opportunity Fund (2018 to present); President and Chief Executive Officer of Flat Rock Capital Corp. (2017 to 2020); President and Chief Investment Officer, Business Development Corporation of America (a BDC) (2011 to 2015)	2	Flat Rock Opportunity Fund; Flat Rock Capital Corp.
Ryan Ripp (1987)	Chief Financial Officer, Treasurer and Secretary Since January 2021	Chief Financial Officer of Flat Rock Global, LLC and Flat Rock Opportunity Fund (2021 to present); Chief Compliance Officer of Flat Rock Global, LLC and Flat Rock Opportunity Fund (2021 to 2022); Consultant, Boston Consulting Group (2020 to 2021); Associate, McKinsey & Company (2017 to 2020); Senior Associate, Equity Research, Citi Group (2014 to 2016)	N/A	N/A
Andy Chica (1984) P.O. Box 847 Morrisville, NC 27560	Chief Compliance Officer Since May 2022	Chief Compliance Officer of Flat Rock Opportunity Fund and Flat Rock Global LLC (2022 to present); Principal, NexTier Solutions (2022 to present); Chief Compliance Officer and Compliance Director, Cipperman Compliance Services, LLC (2019 to 2022); Chief Compliance Officer, Hatteras Funds (2007 to 2019).	N/A	N/A

*Mr. Grunewald is an interested person of the Fund (as defined in the 1940 Act) (an “Interested Trustee”) because of his position with the Adviser.

**Officers are typically elected every year, unless an officer earlier retires, resigns or is removed from office.

The address for each Trustee and executive officer is c/o Flat Rock Core Income Fund, 680 S. Cache Street, Suite 100, P.O. Box 7403, Jackson, WY 83001, unless otherwise noted.

The section “Biographical Information – Executive Officers Who are not Trustees” in the statement of additional information, is replaced in its entirety with the following:

Ryan Ripp. Mr. Ripp has served as Chief Financial Officer of the Fund since January 2021. Mr. Ripp has also served as Chief Financial Officer of both Flat Rock Opportunity Fund and Flat Rock Global, LLC since January 2021. From January 2021 to May 2022, Mr. Ripp served as Chief Compliance Officer of the Fund, Flat Rock Opportunity Fund, and Flat Rock Global LLC. Before joining Flat Rock Global LLC, he was a consultant at McKinsey & Company and the Boston Consulting Group. He focused his work in the firms’ Corporate Finance & Strategy practices, where he advised clients on topics including operating model transformation for corporate finance organizations, zero-based budgeting, and M&A due diligence and integration. Previously, he worked as a Senior Associate within the equity research departments at Citi and Barclays, where he covered the TMT sector. He began his career as an investment banking analyst at Crédit Agricole in their Securitized Products group. Mr. Ripp earned his MBA, with honors, from Columbia Business School and his Bachelors in Finance from the University of Notre Dame. He is a CFA charterholder.

Andy Chica. Mr. Chica has served as Chief Compliance Officer of the Fund since May 2022. He also has served as Chief Compliance Officer of Flat Rock Opportunity Fund and Flat Rock Global, LLC since May 2022. Mr. Chica is a Principal of NexTier Solutions and is responsible for the growth and development of the outsourced Chief Compliance Officer solution service offering. Mr. Chica has over 20 years of experience in the financial services industry working in dedicated compliance roles for asset managers and registered funds. From 2019 until he joined NexTier Solutions in January 2022, Mr. Chica was the Director of Compliance at a compliance consulting firm where he was responsible for serving over 15 clients with over 9 separate CCO engagements. Prior to serving as an outsourced CCO, Mr. Chica served as in-house Chief Compliance Officer of Hatteras Investment Partners from 2007 to 2019 where he was also a partner and member of the firm’s Executive Management Committee. Prior to his role at Hatteras, Mr. Chica was the Compliance Director for UMB Fund Services, Inc., and Vice President of Compliance with U.S. Bank Global Fund Services. Mr. Chica is a graduate of the University of Notre Dame with a BBA in Accounting.